UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  July 2007

Commission File Number:  001-33416

OceanFreight Inc.
(Translation of registrant’s name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a press release issued by OceanFreight Inc. (the “Company”) on July 25, 2007 reporting second quarter 2007 results and declaring dividend of $0.39 per share for partial second quarter.

EXHIBIT 1

CONTACT:

James Christodoulou

Chief Financial Officer

OceanFreight Inc.

(212) 488-5052

James@OceanFreightInc.com

OceanFreight Inc. Reports Second Quarter 2007 Results and Declares Dividend of $0.39 Per Share for Partial Second Quarter

July 25, 2007, Athens, Greece. OceanFreight Inc. (NASDAQ: OCNF), a NASDAQ listed bulk shipping company that completed its Initial Public Offering  in late April of this year, today reported earnings of $883,000 or $0.14 per common and subordinated share for its quarter ended June 30, 2007. OceanFreight’s Board of Directors also declared its target dividend of $0.39 per share for the partial quarter of 62 days, payable on or about August 15, to shareholders of record on August 6, 2007.

Bob Cowen, Chairman and Chief Executive Officer of OceanFreight Inc. said, “We are pleased to announce our first dividend since completing a $235 million IPO in late April.  During OceanFreight’s first quarter as a public company, we took delivery of the first four vessels in our initial seven vessel fleet well ahead of schedule, adding valuable revenue days to the second quarter, we chartered our Capesize vessel Juneau at a daily rate of $46,800 per day for two years, more than $4,000 per day higher than assumed at the time of our IPO, and we demonstrated our ability to grow the fleet by committing to acquire an eighth vessel for delivery in November, increasing our fleet to over 660,000 dwt.

“Subsequent to the end of the quarter, on July 4, 2007, we took delivery of a fifth Panamax vessel, Lansing. All five vessels are employed on long term charters except the Juneau which went into drydock for completion of a special survey prior to commencing its two year time charter in August. Financing for all eight vessels in our fleet will be provided by our current credit facility.

“We are proud of our initial progress, and as we move forward our focus remains on seeking opportunities to grow our fleet and enhance our cash flow and shareholder value.”

Second Quarter 2007 Key Financial and Operating Results

OceanFreight Inc. commenced operations in April 2007 and inclusion or comparison to prior periods is not meaningful.

For the quarter ended June 30, 2007, OceanFreight, Inc. reported total voyage revenues of $2.1 million and net income of $883,000, or $0.14 per common and subordinated share, which includes $0.3 million of imputed deferred revenue (see description below). EBITDA for the period was approximately $0.5 million (see EBITDA reconciliation below.) The company took delivery of four vessels during the quarter and deployed three on long term time charters upon their delivery, earning an average time charter equivalent rate of approximately $24,296 per day.  The fourth vessel was placed into drydock immediately upon delivery.

OceanFreight Inc.’s Summary Financial Results and Key Indicators

INCOME STATEMENT DATA	Three months ended
(dollars in thousands, except earnings per share data)	June 30, 2007

Voyage revenue	1,814
Imputed deferred revenue (1)	316
Total revenue	2,130

Voyage expenses	(89)
Direct vessel operating expenses	(645)
Total general and administrative expenses (cash and non-cash) *	(1,069)
Depreciation	(690)

Operating Loss	(363)

Interest expense and finance costs	(62)
Interest income	1,308

Net Income	883

Common earnings per share	$0.21
Common ad Subordinated earnings per share	$0.14

Weighted average Common shares outstanding (thousands) (2)	4,245
Weighted average Common and Subordinated shares outstanding (thousands) (2)	6,267

*Includes non-cash amortization of compensation related to restricted management stock	518

(1)

Imputed deferred revenue – arises from the difference between the net present value of the time charter which is incorporated in the purchase contract of a vessel and the net present value of a market rate charter for the same vessel and same charter period determined at the date of delivery.  We amortize this difference to revenue on a straight line basis during the remaining life of the charter.

(2)

Weighted average shares – for six month period calculated from beginning of the year assuming issuance of Common and restricted stock on April 30, 2007.

BALANCE SHEET DATA, at end of period	As of
(dollars in thousands)	June 30, 2007

Cash	70,198
Current assets including cash	71,906
Total Assets	315,439

Current portion of imputed deferred revenue	4,710
Current portion of long-term debt	3,605
Total current liabilities	10,437

Total long term imputed deferred revenue, including current portion	13,334
Total long-term debt, including current option	81,275

Stockholder's equity	218,708

Common shares outstanding at end of period	12,394
Common and Subordinated shares outstanding at end of period	14,457

STATEMENT OF CASH FLOWS DATA	Three months ended
(dollars in thousands)	June 30, 2007

Net cash provided by operating activities	2,368
Net cash used in investing activities	(229,707)
Net cash provided by financing activities	297,039
Cash Flow	69,700

OTHER FINANCIAL DATA	Three months ended
(dollars in thousands)	June 30, 2007

EBITDA (1)	529
Weighted average long-term debt (2)	2,331

FLEET DATA

Total number of vessels at end of period	4
Average number of vessels for period (3)	0.21
Total calendar days for fleet (4)	75
Total voyage days for fleet (5)	71
Fleet utilization (6)	94.7%

AVERAGE DAILY RESULTS
(NOT in thousands)

Time Charter equivalent, TCE (7)	24,296
Direct vessel operating expenses per vessel (8)	8,600
General and administrative, cash cost (9)	7,347
Total vessel operating expenses (10)	15,947
EBITDA (11)	7,053

Net voyage revenue reconciliation
Total revenue	2,130
- Imputed deferred revenue	(316)
- Voyage Expenses	(89)
Net voyage revenue	1,725

EBITDA reconciliation
Net Income	883
+ Net interest expense and other income	(1,246)
+ Depreciation and amortization, includes amortization of compensation of restricted management stock	1,208
- Imputed deferred revenue	(316)
EBITDA	529

(1)

EBITDA – represents net income plus net interest expense and other income, plus depreciation and amortization minus imputed deferred revenue.  EBITDA is used by analysts in the shipping industry as a common performance measure to compare results across peers. Management of the Company uses EBITDA as a performance measure in its internal financial statements and it is presented for review at our board meetings.  EBITDA is not an item recognized by GAAP.  The definition of EBITDA used here may not be comparable to that used by other companies.

(2)

Weighted average long term debt – is the measurement of debt as of the close of each business day for the period divided by the number of calendar days in that period.

(3)

Average number of vessels – is the number of vessels that constituted our fleet for the relevant period as measured by the sum of the number of whole days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(4)

Ownership days – are the total whole calendar days that a vessel was in our possession for the relevant period including off hire days.

(5)

Voyage days – are the total whole days a vessel was in our possession for the relevant period net of off hire days.

(6)

Fleet utilization – is the percentage of time that our vessels were available for revenue generating operations and is determined by dividing voyage days by ownership days for the relevant period.

(7)

Time charter equivalent, or TCE – is a measure of the average daily revenue performance of a vessel on a per voyage basis.  We believe that our method of calculating TCE is consistent with industry standards and is determined by dividing net voyage revenue (see reconciliation of net voyage revenue above) by voyage days

(8)

Direct vessel operating expenses – is calculated by dividing vessel operating expenses which includes crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance and repairs and technical manager administrative costs by calendar days for the relevant period.

(9)

General and administrative costs – is calculated by dividing general and administrative costs net of compensation of non-cash amortization of restricted management stock by the calendar days for the relevant period.

(10)

Total vessel operating expenses – is the sum of direct vessel operating expenses and general and administrative costs described above in notes 8 and 9.

(11)

Daily EBITDA – is total EBITDA divided by calendar days

Fleet Profile and Employment

As of June 30, 2007, OceanFreight’s fleet consisted of 4 vessels: 3 Panamax and 1 Capesize bulker.  Subsequent to June 30, 2007 the Company took delivery of an additional Panamax.  The Company expects to take delivery of three additional vessels (see the table below.)  The Company’s full fleet of eight vessels will have an average age of 12.0 years as of June 30, 2007 calculated on a dwt weighted average and a total carrying capacity of approximately 667,063 dwt.

Vessel	Vessel Type	Acquired (1)	Year Build	DWT	LWT

Trenton	Panamax	June 5, 2007	1995	75,264	11,620
Austin	Panamax	June 7, 2007	1995	75,229	11,620
Pierre	Panamax	June 7, 2007	1996	70,316	9,106
Juneau	Capesize	June 30, 2007	1990	149,495	18,468
Lansing (2)	Panamax	July 5, 2007	1996	73,040	10,788
Helena	Panamax	July 2007 (3)	1999	73,744	9,502
Topeka	Panamax	August 2007 (3)	2000	74,710	12,627
To Be Named	Panamax	November 2007 (3)	1995	75,265	11,585

(1) First whole day of ownership
(2) Acquired subsequent to June 30, 2007
(3) Projected

During the three month period ended June 30, 2007, the Company secured a two year time charter for its only unchartered vessel at the time of the IPO, the M/V “Juneau”, a 1990 built Capesize drybulk carrier with a carrying capacity of approximately 149,500 dwt. The time charter will commence in August 2007 after the completion of the vessels drydocking at a rate of $46,800 per day for two years which is $4,050 per day above the rate of $42,750 assumed by the Company at the time of its IPO, or a total of approximately $2.9 million for the life of the charter.

All of the Company’s vessels are currently operating or have been contracted to operate upon delivery under long term period charters with reputable charterers.

For the remainder of 2007, 100% of the Company’s net ownership days are covered by time charters, with approximately 94% for 2008 and 73% for 2009.

Vessel	Vessel Type	Begin Charter (1)	Expiration Date (2)	Time Charter Rate (3)

Trenton	Panamax	June 6, 2007	April 2, 2010 (4)	24,700
Austin	Panamax	June 8, 2007	April 4, 2010 (4)	24,700
Pierre	Panamax	June 8, 2007	June 3, 2010 (4)	22,425
Juneau	Capesize	August 2007 (5)	August-09	46,800
Lansing (6)	Panamax	July 6, 2007	May-09	23,100
Helena (7)	Panamax	July 2007 (8)	July-08	28,125
Topeka (7)	Panamax	August 2007 (8)	October-10	21,656
To Be Named (7)	Panamax	November 2007 (8)	November-09	28,000

(1) First whole day of charter
(2) Approximate expiration of charter
(3) Net of commissions and imputed deferred revenue
(4) Date used for calculation of imputed deferred revenue
(5) The vessel is currently undergoing a special survey estimated to cost $2.5 million which it is expected to conclude August 2007 after which it will commence its charter
(6) Acquired subsequent to June 30, 2007
(7) Not yet acquired
(8) Projected

Dividend

The Company’s policy is to pay a quarterly dividend of $0.5125 per share to holders of its common shares subject to declaration at the discretion of the Board of Directors.

The Board of Directors of OceanFreight, has declared a dividend of $0.39 per share, payable on or about August 15, 2007 to all shareholders of record as of August 6, 2007. This partial dividend is in line with the Company’s expectations stated at the time if its IPO for the 62 day period from the closing of the IPO on April 30, 2007 through June 30, 2007.

Conference Call details:

A conference call has been scheduled with management for July 26, 2007 to discuss the Company’s results for the second quarter.  Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “OceanFreight”

In case of any problems with the above numbers, please dial 1 866 223 0615 (US Toll Free Dial In), 0800 694 1503 (UK Toll Free Dial In) or +44 (0)1452 586 513 (Standard International Dial In). Quote “OceanFreight”

A telephonic replay of the conference call will be available until August 2, 2007 by dialing 1 866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 7445162#

Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through OceanFreight’s website (www.oceanfreightinc.com). Participants for the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About OceanFreight Inc.

OceanFreight Inc. was incorporated on September 11, 2006 under the laws of the Republic of the Marshall Islands. The Company was formed to acquire an initial fleet of seven secondhand drybulk carriers and has subsequently entered into an agreement to acquire an eighth secondhand drybulk carrier.  The Company maintains its headquarters in Athens, Greece, and will also maintain an office in New York.

On April 30, 2007, OceanFreight closed its initial public offering of 12,394,079 common shares, including common shares issued pursuant to the underwriters’ over-allotment option and restricted shares issued to management at a price of $19.00 per share.  The Company’s total outstanding equity also includes 2,063,158 subordinated shares.

OceanFreight’s common shares trade on the NASDAQ Global Market under the symbol “OCNF”.

Visit our website at www.oceanfreightinc.com

OCEANFREIGHT INC.

CONSOLIDATED BALANCE SHEET
June 30, 2007
(Expressed in Thousands of US Dollars)

ASSETS

CURRENT ASSETS:
Cash and cash equivalent	$70,198
Receivables	365
Inventories	823
Prepayments and other	520
Total current assets	71,906

FIXED ASSETS:
Advances for vessels purchase	56,415
Vessels' net book value	186,252
Total fixed assets	242,667

NON CURRENT ASSETS	866

Total Assets	$315,439

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued liabilities	1,690
Unearned revenue	432
Short term imputed deferred revenue	4,710
Current portion of long term debt	3,605
Total current liabilities	10,437

Long term imputed deferred revenue	8,624
Long term debt, net of current portion	77,670
Total non-current liabilities	86,294
Total liabilities	96,731

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY	218,708

Total liabilities and stockholders' equity	$315,439

OCEANFREIGHT INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(Expressed in Thousands of US Dollars - except per share data)

Three Months
Ended June 30,
2007

REVENUE
Voyage revenue	$1,814
Imputed deferred revenue	316
Total revenue	2,130

EXPENSES:
Voyage expenses	(89)
Vessel operating expenses	(645)
General and administrative expenses	(1,069)
Depreciation	(690)
Total expenses	(2,493)

Operating income/ (loss)	(363)

OTHER INCOME (EXPENSES):
Interest expense and finance costs	(62)
Interest income	1,308
Total other income (expenses), net	1,246

Net income/ (loss)	$883

Earnings per share, common and subordinated	$0.14

Weighted number of shares, common and subordinated	6,267,120

OCEANFREIGHT INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2007

(Expressed in Thousands of US Dollars)

Cash Flows from Operating Activities:

Net income	$808
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	690
Amortization of loan fees	1
Amortization of imputed deferred revenue	(316)
Compensation of management restricted stock	518
Executive management services and rent	97
(Increase) decrease in:
Receivables	(365)
Inventories	(823)
Prepaid insurance and other	(79)
Increase (decrease) in:
Accounts payable	150
Accrued liabilities	1,372
Unearned revenue	315
Net Cash provided by Operating Activities	2,368

Cash Flows from Investing Activities
Advances for vessels acquisitions	(56,415)
Vessels acquisitions and/ or improvements	(173,292)

Net cash used in Investing Activities	(229,707)

Cash Flows from Financing Activities
Proceeds from public offering, net of related issuance costs	216,796
Proceeds from long term debt	81,275
Financing costs	(1,032)
Net cash provided by Financing Activities	297,039
Net increase in cash and cash equivalents	69,700
Cash and cash equivalents at beginning of period	499
Cash and cash equivalents at end of period	$70,198

Forward Looking Statements

Matters discussed in this release may constitute forward looking statements.  Forward looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although OceanFreight Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, OceanFreight Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels to us or delay in taking delivery of one or more vessels, default by one or more charterers of our vessels, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in OceanFreight Inc.’s operating expenses, length and number of off-hire periods and dependence on third-party managers, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.

Risks and uncertainties are further discussed in documents filed by OceanFreight Inc. with the U.S. Securities and Exchange Commission.

Company Contact:
James Christodoulou Chief Financial Officer Tel. (212) 488-5052 E-mail: james@oceanfreightinc.com
Investor Relations / Financial Media:
Capital Link – New York

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC.

(Registrant)

Dated:

July 25, 2007

By:

/s/ James Christodoulou

James Christodoulou

Chief Financial Officer